Exhibit 99.1

XINYUAN REAL ESTATE CO., LTD. (the “Company”)

鑫苑地产控股有限公司

UNANIMOUS WRITTEN RESOLUTION OF THE BOARD OF DIRECTORS OF THE COMPANY MADE ON AUGUST 29, 2025

董事会 2025 年 8 月 29 日书面一致决议

The undersigned, being the directors (collectively, “Directors”, each a “Director”) of board of Directors (“Board”) of the Company acting by written resolutions without a meeting DO HEREBY CONSENT to the adoption of the following resolutions.

董事以书面一致决议的形式批准下列决议。

1.	In view of the development trend and potential strategic opportunities of asset tokenization and related technologies, upon deliberation of the Board of Directors, the Company plans to fully resume and accelerate its strategic exploration and deployment in the blockchain and RWA fields. The Company will actively promote a business model that deeply integrates real estate and other core resources with technology-driven finance, with the goal of achieving substantive breakthroughs and long-term development in the RWA sector.

鉴于资产代币化及相关技术的发展趋势与潜在战略机遇， 经公司董事会审议， 公司 计划全面重启并加速在区块链及 RWA 领域的战略探索与布局，积极推进将房地产等 核心资源与科技金融深度融合的业务模式，致力于在 RWA 领域实现实质性突破与长 远发展。

1.1	IT IS RESLOVED that the Company will actively evaluate the possibility of establishing strategic partnerships with stakeholders in the blockchain industry, with the aim of expediting the realization of RWA business opportunities that combine real estate resources with blockchain technology.

已决议， 公司将积极评估与区块链产业相关方建立战略合作的可能性， 以尽快实现 将房地产资源与区块链技术相结合的 RWA 业务落地机会。

1.2	IT IS RESLOVED that the company will communicate with potential investors in the blockchain field, evaluating the feasibility of acquiring incremental funding through on-chain financing and other diversified methods to support the long-term development of its innovative business.

已决议，公司将与区块链领域的潜在投资方保持沟通，评估通过链上融资等多元化方 式获取增量资金的可行性，以支持公司创新业务的长期发展。

(Signature page to follow, 以下无正文，为签字页)

We, the undersigned, being the Directors, hereby consent to the passing of the foregoing resolution with effect from the date of these resolutions:

我们，以下签字人，作为董事，特此同意自这些决议之日起通过上述决议：

/s/ Yong ZHANG	/s/ Yuyan YANG
Yong ZHANG 张勇	Yuyan YANG 杨玉岩

/s/ Haifei HE
Fei XIE 谢菲	Haifei HE 贺海飞

/s/ Yong CUI	/s/ Frank LI
Yong CUI 崔勇	Frank LI 李轶梵

/s/ Ji LUO
Ji LUO 罗 辑